

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: March 31, 2012

Check here if Amendment ☐; Amendment Number: ______
This Amendment (Check only one.): ☐ is a restatement.
☐ adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Corby Asset Management, LLC
Address: 10 High Street, Suite 600
Boston, MA 02110

Form 13F File Number: 28-__________

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Jennifer Street
Title: Partner
Phone: 617-406-0220

Signature, Place, and Date of Signing:

Jennifer Street	Boston, Massachusetts	May 10, 2012
[Signature]	[City, State]	[Date]

Report Type (Check only one.):

☑ 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

☐ 13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

☐ 13F COMBINATION REPORT. (Check here if a portion of the holdings for this reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

List of Other Managers Reporting for this Manager:
[If there are no entries in this list, omit this section.]

Form 13F File Number Name

28-____________ ______________________________
[Repeat as necessary.]

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 37

Form 13F Information Table Value Total: $56,805
                                                                (thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all institutional investment managers with respect to which this report is filed, other than the manager filing this report.

[If there are no entries in this list, state "NONE" and omit the column headings and list entries.]

No.	Form 13F File Number	Name
____	28-_____	_____

[Repeat as necessary.]

FORM 13F INFORMATION TABLE

(ITEM 1) NAME OF ISSUER	(ITEM 2) TITLE OF CLASS	(ITEM 3) CUSIP	(ITEM 4) VALUE (x$1000)	(ITEM 5) SH/PRN	(ITEM 6) INVESTMENT DISCRETION	(ITEM 7) OTHER MANAGERS	(ITEM 8) VOTING AUTHORITY		
							SOLE	SHARED	NONE
ABERDEEN ASIA PACIFIC INCOME FD INC	COM	003009107	80	11000 SH	SOLE		11000	0	0
ALPS ETF TR ALERIAN MLP ETF	ALERIAN MLP	00162Q866	1860	111793 SH	SOLE		111793	0	0
ALTRIA GROUP INC	COM	02209S103	274	8871 SH	SOLE		8871	0	0
APACHE CORP	PFD CONV SER D	037411808	3313	59599 SH	SOLE		59599	0	0
APPLE INC	COM	037833100	507	845 SH	SOLE		845	0	0
BAYTEX ENERGY CORP	COM	07317Q105	2017	38894 SH	SOLE		38894	0	0
COCA COLA CO	COM	191216100	547	7395 SH	SOLE		7395	0	0
COLGATE-PALMOLIVE CO	COM	194162103	286	2920 SH	SOLE		2920	0	0
COLUMBIA SELIGMAN PREM TECHNOLOGY GROWTH FUND	COM	19842X109	2856	151091 SH	SOLE		151091	0	0
EXXON MOBIL CORP	COM	30231G102	1329	15326 SH	SOLE		15326	0	0
FIRST TR / ABERDEEN GLOBAL OPPORTUNITY INCOME FD	COM SHS	337319107	1231	70501 SH	SOLE		70501	0	0
FORD MTR CO DEL COM	COM PAR $0.01	345370860	226	18080 SH	SOLE		18080	0	0
GAMCO GLOBAL GOLD NAT RES & INCOME	SH BEN INT	36465A109	3731	230893 SH	SOLE		230893	0	0
GENERAL ELECTRIC CO	COM	369604103	481	23969 SH	SOLE		23969	0	0
H & Q HEALTHCARE FD SH BEN INT	SH BEN INT	404052102	3050	185177 SH	SOLE		185177	0	0
H&Q Life Sciences Investors	SH BEN INT	404053100	1667	120564 SH	SOLE		120564	0	0
Hugoton Royalty Trust	UNIT BEN INT	444717102	3558	242389 SH	SOLE		242389	0	0
ING INFRASTRUCTURE INDUSTRIALS & MATLS FD COM	COM	45685U100	499	27003 SH	SOLE		27003	0	0
ISHARES BARCLAYS 1-3 YEAR TREASURY BD FD	BARCLYS 1-3 YR	464287457	234	2779 SH	SOLE		2779	0	0
LILLY ELI & CO	COM	532457108	242	6000 SH	SOLE		6000	0	0
MARKET VECTORS ETF TR GOLD MINERS ETF FD	GOLD MINER ETF	57060U100	565	11398 SH	SOLE		11398	0	0
MORGAN STANLEY EMERGING MKTS DOMESTIC DEBT	COM	617477104	3698	227679 SH	SOLE		227679	0	0
PHILIP MORRIS INTL INC COM	COM	718172109	641	7236 SH	SOLE		7236	0	0
PPL CORP.	UNIT 99/99/9999	69351T601	3714	68509 SH	SOLE		68509	0	0
RAYONIER INC	COM	754907103	4733	107348 SH	SOLE		107348	0	0
REDWOOD TRUST INC	COM	758075402	363	32404 SH	SOLE		32404	0	0
SAN JUAN BASIN ROYALTY TRUST	UNIT BEN INT	798241105	3002	154833 SH	SOLE		154833	0	0
SILVERCORP METALS INC	COM	82835P103	174	25218 SH	SOLE		25218	0	0
SOUTHERN COPPER CORP	COM	84265V105	770	24296 SH	SOLE		24296	0	0
SPDR GOLD TRUST	GOLD SHS	78463V107	1312	8092 SH	SOLE		8092	0	0
SPROTT PHYSICAL GOLD TRUST	UNIT	85207H104	4326	299568 SH	SOLE		299568	0	0
SPROTT PHYSICAL SILVER TRUST TRUST	TR UNIT	85207K107	144	10595 SH	SOLE		10595	0	0
TORTOISE PWR & ENERGY INFRASTRUCTURE FUND	COM	89147X104	1911	75277 SH	SOLE		75277	0	0
UR ENERGY INC COM NPV	COM	91688R108	12	10000 SH	SOLE		10000	0	0
URANERZ ENERGY CORPORATION	COM	91688T104	26	10350 SH	SOLE		10350	0	0
WESTERN ASSET CLYM INFL OPP	COM	95766R104	210	16417 SH	SOLE		16417	0	0
WISDOMTREE TR JAPAN SMALLCAP DIVIDEND FUND	JP SMALLCP DIV	97717W836	3216	70563 SH	SOLE		70563	0	0